

**Günther Förg** (1952–2013)

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Günther Förg stopped making Spot Paintings a year after the Painting was completed. Masterworks privately acquired the Painting directly from the previous owner, avoiding additional intermediary fees and maximizing potential returns.

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Initial Offering Price

$677,000

Offering Circular

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Similar Sales | Record Price | Repeat Sales



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Price Appreciation of Similar Works

27.8%

| Sharpe Ratio (2006-2021) | watch video |
| --- | --- |
| Günther Förg | Not enough data |
| All Art | 0.55 |
| S&P 500 | 0.56 |

**85%** Progress

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## WHY WE LIKE THIS PAINTING

MASTERWORKS

02:14

- Günther Förg was a German contemporary artist known for pushing the boundaries of art in a variety of mediums.
- In a 2018 artnet News article, "Hauser & Wirth partner and vice president Marc Payot described Förg as 'a very important artist who is undervalued in comparison to other artists and painters.' He added that the gallery plans to take advantage of its global reach by contextualizing his work around the world, including in Asia and the US, where he is lesser known than in Europe."
- Our acquisitions team has reviewed almost 175 examples of work by Förg from around the world, some of which are priced in excess of $1 million. Of these 175 works, this is the seventh we have selected to be offered on the Masterworks platform.
- The Painting is a large-scale example of the artist's critically acclaimed "Spot Painting" series. The "Spot Paintings" account for 6 out of the top 10 auction prices for the artist, making it one of the most desirable series within the artist's varied body of work.
- In 2016, the previously held record price for the "Spot Paintings" was set at $386,105. However in 2019, after a major US retrospective "Gunther Forg: A Fragile Beauty" was exhibited at the Dallas Museum of Art, a new (current) record was set for the series at $1,220,000 – marking a significant shift in price for the series.
- Examples similar to the Painting in scale and composition have recently sold at auction in excess of $800,000 and include: *Untitled* (2009), which recently sold for $945,000 in September 2022, and *Untitled* (2007), which sold for $807,665 in March 2022.

*Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.*



| 2021 Auction Sales | 2021 Number of Lots Sold |
|---|---|
| $9,969,922 | 128 |

# GÜNTHER FÖRG

b. 1952 – d. 2013, GERMANY



## $677,000

INITIAL OFFERING

## 27.8%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Acrylic and oil on canvas | 71 × 59 in. (178 × 150 cm.)

Günther Förg was an important German artist who pushed the boundaries of his artistic practice in painting, sculpture, and photography as an exploration of modernism and the avant-garde.

The Painting is a characteristic, large-scale example from Günther Förg's "Spot Paintings" series, which was the artist's last major body of work completed before he became ill and stopped painting in 2009. Executed in 2008, the Painting features expressive, dynamic marks and swaths of color set against a neutral background, and is typical of works from the series. The "Spot Paintings" evolved from an extensive body of earlier paintings that featured more rigid, gridded structures into softened, more rhythmic and gestural marks that appear to float across the picture plane. Förg's discovery of photographs of British artist Francis Bacon's studio may also have influenced the series, as Bacon rubbed his brushes on his studio walls and doors to clean them, covering the studio with bright spots of color. The Painting celebrates some of the artist's primary thematic concerns, which centered on the intricacies of color, materiality, and space. Mikeal Andersen, a Danish gallerist, collector, and friend of the artist, crystallizes the importance of the "Spot Paintings," stating that the series "looked at the entire history of art — from Philip Guston to Munch and Rothko — and transformed it into a singular expression, undoubtedly his own." At roughly six feet in height and about five feet in width, the Painting is a large-format, immersive example from the series. The "Spot Paintings" are considered to be some of Günther Förg's most celebrated and commercial works, and as of January 25, 2023, account for six of the artist's top ten auction records. Examples similar to the Painting in scale and composition have recently sold at auction, in excess of $800,000 and include: *Untitled* (2009), which sold for $945,000 at Sotheby's, New York, on September 30, 2022, and *Untitled* (2007), which sold for £604,800 ($807,665) at Christie's, London, on March 2, 2022. The Painting's scale, composition, and execution make it a commercial and desirable work by Günther Förg.

Artworks by Günther Förg are held in some of the most important permanent collections in the world, including the Museum of Modern Art in New York, the San Francisco Museum of Modern Art, the Broad in Los Angeles, the Tate Modern in London, and the Louisiana Museum of Modern Art in Denmark, among many others. The artist's work has also been exhibited at Documenta IX, Kunstmuseum in Basel, Switzerland, the Tel Aviv Museum of Art, Israel, the Touko Museum of Contemporary Art in Tokyo, Japan, and many more. In 2018, Förg was the subject of a major retrospective, titled "Günther Förg: A Fragile Beauty" mounted by the Stedelijk Museum in Amsterdam, and which traveled to the Dallas Art Museum, which further heightened international interest and exposure to his work. The exhibit culminated in a presentation of the "Spot" Paintings, a vibrant series the artist explored in his late career, which has become recognized as the pinnacle of Förg's artistic exploration. In the wake of the aforementioned retrospective, prices for Förg's work have seen significant increase. As of January 25, 2023, eight of his current top ten auction records have been set since January 2019, and six of these records are held by "Spot" paintings. As of January 10, 2023, Günther Förg's top three auction records are led by: *Untitled* (1990), a twenty-two piece installation, which sold for £1,331,250 ($1,726,552) at Christie's, London on February 12, 2020, followed by *Untitled* (2007), a large scale "Spot" painting, which sold for $1,220,000 at Sotheby's, New York, on November 14, 2019, and *Sans Titre* (2008), another "Spot" painting with a grey background, which sold for € 980,000 ($1,161,268) at Christie's, Paris on June 30th, 2021.

**AS OF JANUARY 25, 2023, GÜNTHER FÖRG'S TOP THREE AUCTION RECORDS ARE LED BY: *UNTITLED* (1990), A TWENTY-TWO PIECE INSTALLATION, WHICH SOLD FOR £1,331,250 ($1,726,552) AT CHRISTIE'S, LONDON ON FEBRUARY 12, 2020, FOLLOWED BY *UNTITLED* (2007), A LARGE SCALE "SPOT" PAINTING, WHICH SOLD FOR $1,220,000 AT SOTHEBY'S, NEW YORK, ON NOVEMBER 14, 2019, AND *SANS TITRE* (2008), ANOTHER 'SPOT" PAINTING WITH A GREY BACKGROUND, WHICH SOLD FOR € 980,000 ($1,161,268) AT CHRISTIE'S, PARIS ON JUNE 30TH, 2021.**

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


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Günther Förg (b. 1952, Füssen, Germany – d. 2013, Freiburg, Germany) was an important German artist who pushed the boundaries of his artistic practice in painting, sculpture, and photography as an exploration of modernism and the avant-garde. Förg enrolled in the Academy of Fine Arts in Munich in 1973, where he studied until 1979. The following year, he received his first solo show at the Rüdiger Schöttle Gallery in Munich, where he showed a series of monochrome paintings. In the early 1980s, the Rüdiger Schöttle Gallery also presented exhibitions of a number of artists associated with the Cologne art scene, many of which have become successful artists in their own right, including Jenny Holzer, Thomas Struth and Thomas Ruff. In his decades-long artistic career that evolved over the subsequent decades, Förg explored a variety of media and pioneered a cross-disciplinary approach to his practice, with special attention to photography and painting. The organic evolution of his paintings was inspired by a dialogue with various art historical movements, including 20th Century Modernism and Abstract Expressionism. The artist passed away in 2013 at the age of 61, from a cancer-related illness. As of January 25, 2023, the artist's estate is represented by mega-gallery Hauser & Wirth.





GÜNTHER FÖRG



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Günther Förg with the following criteria: "Spot" paintings on canvas, executed between 2005 and 2009 that measure 40 inches by 40 inches to 90 inches by 90 inches. "Untitled" (2007), which sold on April 15, 2021 at Phillips, London, was excluded due to its atypical composition. The set of similar works includes one painting currently held in the Masterworks portfolio, Masterworks 084, LLC, an affiliate of the Company, purchased at Phillips, London, Post-War and Contemporary Art Day Sale, held on October 15, 2021 for £615,400 ($846,666). Where the auction house's buyer's premium was unavailable, the following buyer's premiums were applied: 10% was applied to "Ohne Titel (Untitled)" (2007), which sold on December 4, 2018 at Bruun Rasmussen in Copenhagen and "Komposition" (2007), which sold on October 4, 2010 at Bruun Rasmussen in Copenhagen. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 27.8% CAGR implied from selected sales occurring from November 4, 2010 to September 30, 2022.